Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2010	2009	2008	2007	2006

Continuing operations earnings before income taxes (1)	$686,534	$504,554	$571,861	$963,212	$883,021
Fixed charges	91,450	96,300	108,484	91,607	59,347
Earnings before income taxes and fixed charges	$777,984	$600,854	$680,345	$1,054,819	$942,368

Fixed charges:
Interest expense	$80,418	$84,875	$96,386	$82,217	$52,446
Portion of rental expense representative of interest factor (2)	11,032	11,425	12,098	9,390	6,901
Total fixed charges	$91,450	$96,300	$108,484	$91,607	$59,347

Ratio of earnings to fixed charges	8.5	6.2	6.3	11.5	15.9

(1) The ratios for 2008-2005 have been adjusted to reflect the discontinued operations of First Health Services Corp. as discussed in the Company's Note D, Discontinued Operations,  to the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data.

(2) One-third of net rent expense is the portion deemed representative of the interest factor.